# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PDF Solutions, Inc., CIK 0001120914
CUSIP: 693282105
Title of class of securities: Common Stock, par value $0.00015 per share
Address of issuer's principal executive offices: 2858 De La Cruz Blvd., Santa Clara, California (CA), 95050
Date of event which requires filing of this statement: 05/15/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001341004-20-000320
Filed by CIK 0001158838

## Reporting persons
- Advantest America, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Advantest Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: PDF Solutions, Inc.
Address of issuer's principal executive offices: 2858 De La Cruz Blvd. Santa Clara, CA 95050

## Item 2. Person Filing
Name of person filing:
This Amendment No. 1 to the Schedule 13G filed on August 6, 2020, is filed by the following reporting persons:
(i) Advantest America, Inc.
(ii) Advantest Corporation
Address of principal business office or, if none, residence: The business address for Advantest America, Inc. is 3061 Zanker Road, San Jose, California 95134. The business address for Advantest Corporation is Shin Marunouchi Center Bldg., 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005.
Citizenship: Advantest America, Inc. is incorporated in Delaware. Advantest Corporation is incorporated in Japan.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Advantest America, Inc.: /s/ Keith Hardwick, Keith Hardwick / Chief Executive Officer (05/27/2026)
- Advantest Corporation: /s/ Koichi Tsukui, Koichi Tsukui / President, Representative Director (05/27/2026)